Grammer Road Holdings, LLC

Financial Statements

October 31, 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

GRAMMER ROAD HOLDINGS, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Grammer Road Holdings, LLC
Carbondale, Illinois

We have reviewed the accompanying financial statements of Grammer Road Holdings, LLC (the “Company”), which comprise the balance sheet as of October 31, 2018, and the related statements of operations and member’s equity (deficit), and cash flows for the period from May 10, 2018 (inception) to October 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

Keiter

December 14, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

GRAMMER ROAD HOLDINGS, LLC

Balance Sheet
October 31, 2018

<u>Assets</u>

Current assets:		
Cash	$	100
Total current assets		100
Deposits		1,000
Total assets	$	1,100

<u>Liabilities and Member's Deficit</u>

Current liabilities:		
Accounts payable	$	3,800
Due to related party		34,194
Total current liabilities		37,994
Member's deficit		(36,894)
Total liabilities and member's deficit	$	1,100

See report of independent accountants and accompanying notes to financial statements.

GRAMMER ROAD HOLDINGS, LLC

Statement of Operations and Member's Equity (Deficit)
For the period from May 10, 2018 (inception) to October 31, 2018

Revenue	$	-
Operating expenses:		
Development fees		30,000
Professional fees		7,394
Marketing expenses		500
Total operating expenses		37,894
Net loss		(37,894)
Member's equity, beginning of period		-
Contributions from member		1,000
Member's deficit, end of period	$	(36,894)

See report of independent accountants and accompanying notes to financial statements.

GRAMMER ROAD HOLDINGS, LLC

Statement of Cash Flows
For the period from May 10, 2018 (inception) to October 31, 2018

Cash flows from operating activities:		
Net loss	$	(37,894)
Adjustments to reconcile net loss to net cash from operating activities:		
Changes in operating assets and liabilities:		
Deposits		(1,000)
Accounts payable		3,800
Net cash used in operating activities		(35,094)
Cash flows from financing activities:		
Advances received from related party		34,194
Contributions from member		1,000
Net cash provided by financing activities		35,194
Net change in cash and cash equivalents		100
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	100

See report of independent accountants and accompanying notes to financial statements.

GRAMMER ROAD HOLDINGS, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Grammer Road Holdings, LLC (the “Company”) was founded in May 2018 and operates out of Carbondale, Illinois. The Company intends to acquire the assets of an existing winery in the state of Illinois and continue to operate the winery and cabins. Effective November 2018, the Company transitioned to Grammer Road Holdings, LTD.

Management’s Plans: The Company's strategic plan for 2019 and beyond is to expand the capacity of the existing winery, add a larger tasting room and build cabins with hot tubs to create a “Destination Winery”. The Company believes that access to operating capital raised in the planned equity crowdfunding offering as well as member contributions will enable the Company to execute its growth plan and continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company’s taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1.   **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Management has evaluated subsequent events through December 14, 2018, the date the financial statements were available to be issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Related Party Transactions:**

The Company has $34,194 included as due to related party on the accompanying balance sheet at October 31, 2018. This amount represents a loan from an entity in which the Company's member is also a shareholder. The advances were used to fund operating and development expenses. This amount does not have formal repayment terms and is not accruing interest. This amount is expected to be repaid in 2019.